[BUILDERS FIRSTSOURCE, INC. LETTERHEAD]
October 6, 2005
VIA EDGAR

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Builders FirstSource, Inc. Registration Statement on Form S-4, SEC File No. 333-128064

Dear Ms. Hardy:
                          Builders FirstSource, Inc. (the “Company”) and each of the guarantor subsidiaries (the “Guarantors” and, together with the Company, the “Registrants”) set forth on the signature pages to the Registration Statement on Form S-4, as amended to date (File No. 333-128064) of the Registrants (the “Registration Statement”) acknowledge that:
•	should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BUILDERS FIRSTSOURCE, INC. On behalf of itself and the Guarantors set forth in the Registration Statement

By:	/s/ Donald F. McAleenan

Name: Donald F. McAleenan Title: Senior Vice President and General Counsel